19010339

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Denning & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 California Street, Suite 650
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Denning (415) 399-3939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200 (Address) Walnut Creek (City) California (State) 94596 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, **Paul Denning**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Denning & Company LLC**, as of **December 31, 2018**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Paul F. Denning

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San Francisco

Subscribed ~~and sworn to (or affirmed)~~ before me on this 20th day of February, 2019, by Paul F. Denning, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______ (Seal)

APRIL M. JOHNSON
Notary Public - California
San Francisco County
Commission # 2218664
My Comm. Expires Nov 13, 2021

Denning & Company LLC

Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Denning & Company LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Denning & Company LLC (the "Company") as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Denning & Company LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Denning & Company LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as Denning & Company LLC's auditor since 2009.
Walnut Creek, California

March 11, 2019

Denning & Company LLC
Statement of Financial Condition
As of December 31, 2018

Assets		
Cash	$	379,768
Accounts receivable		4,110,129
Other receivables		12,473
Due from officers		9,780
Prepaid expenses and deposit		161,287
Furniture and equipment, net of accumulated depreciation		75,000
Total Assets	$	4,748,437

Liabilities & Member's Equity		
Liabilities		
Accounts payable	$	111,515
Accrued compensation		41,311
Accrued expenses		15,770
Deferred rent		32,769
Total Liabilities		201,365
Member's Equity		4,547,072
Total Liabilities and Member's Equity	$	4,748,437

The accompanying notes are an integral part of these financial statements.

Denning & Company LLC

Statement of Income

For the Year Ended December 31, 2018

Revenue	
Investment banking fees	$ 8,073,750
Reimbursed client expenses	103,523
Interest income	6,292
Total Revenue	8,183,565
Expenses	
Compensation	2,517,980
Travel expense	328,847
Professional fees	159,841
Rent	111,621
Regulatory fees	24,813
Depreciation	22,568
Telephone	21,617
Other operating expenses	293,359
Total Expenses	3,480,646
Net Income	$ 4,702,919

The accompanying notes are an integral part of these financial statements.

Denning & Company LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

January 1, 2018	$ 1,518,253
Distributions	(1,674,100)
Net income	4,702,919
December 31, 2018	$ 4,547,072

The accompanying notes are an integral part of these financial statements.

Denning & Company LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows from Operating Activities	
Net income	$ 4,702,919
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Depreciation	664
Loss on disposal of furniture and equipment	21,904
(Increase) decrease in:	
Accounts receivable	(3,615,543)
Other receivables	(5,366)
Due from officers	(9,780)
Prepaid expenses and deposit	(42,751)
Increase (decrease) in:	
Accounts payable	41,000
Accrued compensation	(74,180)
Accrued expenses	2,114
Deferred rent	23,939
Net Cash Provided by Operating Activities	1,044,920
Cash Flows from Financing Activities	
Distributions	(1,674,100)
Net Cash Used in Financing Activities	(1,674,100)
Net Decrease in Cash and Cash Equivalents	(629,180)
Cash at beginning of year	1,008,948
Cash at End of Year	$ 379,768

The accompanying notes are an integral part of these financial statements.

Denning & Company LLC

Notes to the Financial Statements

December 31, 2018

1. Organization

Denning & Company LLC (the "Company") was formed as a limited liability company in California in June 2001, with a termination date of December 31, 2021. Under this form of organization, the member is not liable for the debts of the Company. The Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") in October 2001 and is regulated by the Financial Industry Regulation Authority ("FINRA"). The Company engages in private equity advisory services on a fee basis.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that effect the reported amounts of assets and liabilities. These estimates and assumptions may also effect the disclosure of contingent assets and liabilities at the date of the financial statements, and effect the amounts of revenues and expenses reported during the period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represents amounts that have been earned and billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. No allowance was deemed necessary at December 31, 2018.

Furniture and Equipment

Furniture and equipment is carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life (5 to 7 years) of the asset.

Income Taxes

The Company is a single member limited liability company and it is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2014.

3. New Accounting Pronouncements

Recently Issued Accounting Guidance, Not Yet Adopted

ASU 2016-02 *Leases (Topic 842)* ("ASU 2016-02")
In February 2016, the FASB issued ASU 2016-02 which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for us beginning in the first quarter of fiscal year 2019 and is required to be adopted using a modified retrospective approach. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

ASU 2016-13 Financial Instruments - Credit Losses (Topic 326) ("ASU 2016-13")
In June 2016, the FASB issued ASU 2016-13 which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

Recently Adopted Accounting Guidance

ASU 2014-09 *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09")
Effective January 1, 2018, the Company adopted ASU 2014-09, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of certain costs that were previously offset against revenue. The Company has applied ASU 2014-09 using the full retrospective method with the cumulative effect of initial application recognized as an adjustment to beginning retained earnings. As a result, there was no beginning balance effect on the financial statements for the year ended December 31, 2018.

The scope of the accounting update does not apply to revenue associated with financial instruments and, as a result, will not have an impact on the elements of the Statement of Income most closely associated with financial instruments, including interest income and interest expense.

See Note 8 for detail on how the new revenue standard primarily impacts revenue recognition and presentation accounting policies.

4. Retirement Plan

The Company sponsors a 401(k) profit sharing plan that was established in October 2010. The plan allows employees to elect to defer a percentage of compensation each year through salary reduction contributions to the plan. The employer makes safe harbor contributions to the plan equal to 100% of employee elective deferrals not to exceed 4% of eligible earnings. The Company planned to make contributions of $33,000, which was included in accrued compensation on the Statement of Financial Condition as of December 31, 2018.

5. Furniture and Equipment

Furniture and equipment consist of the following:

Computer Equipment	$	7,650
Equipment		24,556
Furniture		53,597
Art work		75,000
Total cost		160,803
Total accumulated depreciation		(85,803)
Total	$	75,000

During the year ended December 31, 2018, the Company disposed of assets in the amount of $11,052 and wrote down the value of art work by $32,956. The net loss on disposal of assets was $21,904 which was included in depreciation in the accompanying Statement of Income.

6. Risk Concentration

The Company's cash consists of cash held at one financial institution where the balances of accounts may exceed government insurance limits during the year. At December 31, 2018, the Company's uninsured cash balance totaled $135,747.

For the year ended December 31, 2018, 97% of investment banking fees were earned from one client. At December 31, 2018, 97% of accounts receivable was due from one client.

7. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company's net capital was $178,403, which exceeded the requirement by $164,979.

8. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

8. Revenues from Contracts with Customers *(continued)*

The following provides detailed information on the recognition of revenues from contracts with customers:

Investment Banking Fees
Financial advisory service revenue can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees from investment banking engagements are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided. Success fees from investment banking engagements are typically variable fees recognized at a point in time on the transaction closing date (or the fund's first capital call) since the related performance obligation has been satisfied upon completion.

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance
Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2018. Advisory fees that are contingent upon completion of a specific milestones are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2018 as it is probable that a significant reversal of revenue will occur.

Disaggregation of Revenue
The following table presents the Company's revenues separated between revenues from contracts with customers by business activity for the year ended December 31, 2018:

Revenue from contracts with customers:	
Investment banking fees – success fees	$ 7,823,750
Investment banking fees – retainer fees	250,000
Reimbursed expense income	103,523
Total revenue from contracts with customers	$ 8,177,273

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition differs from the timing of customer payments as the Company receives twenty percent of the success fees on the transaction closing date, and it receives the remainder of the success fees thereafter in installments with accrued interest. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers were $494,586 and $4,110,129 as of January 1, 2018 and December 31, 2018 respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. There was no deferred retainer revenue as of January 1, 2018 and December 31, 2018.

Contract Costs
Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the Statement of Income and any expenses reimbursed by clients are recognized as reimbursed client expenses in the income section of the Statement of Income. For the year ended December 31, 2018, reimbursed client expenses were $103,523.

Denning & Company LLC

Notes to the Financial Statements

December 31, 2018

9. Lease Commitments

On August 1, 2018, the Company entered into a fifty-one month lease agreement for the Company's San Francisco office space which expires on October 31, 2022. The future minimum annual lease payments under this lease are as follows:

2019	$ 134,561
2020	138,598
2021	142,756
2022	122,109
Total	$ 538,024

10. Subsequent Events

The Company has evaluated subsequent events through March 11, 2019, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Denning & Company LLC
Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2018

Net Capital		
Total member's equity	$	4,547,072
Less: Non-allowable assets		
Accounts receivable		4,110,129
Other receivables		12,473
Due from officers		9,780
Prepaid expenses and deposit		161,287
Furniture and equipment, net of accumulated depreciation		75,000
Total non-allowable assets		4,368,669
Net Capital		178,403
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $201,365 or $5,000, whichever is greater		13,424
Excess Net Capital	$	164,979

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2018)

Net capital, as reported in Company's Part II of Form X-17-A-5 as of December 31, 2018	$	152,985
Decrease in equity		(10,000)
Decrease in non-allowable assets		35,418
Net Capital per above computation		178,403

Denning & Company LLC

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Period Ended December 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Period Ended December 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Denning & Company LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Denning & Company LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

E Wintter + Associates LLP

Walnut Creek, California
March 11, 2019

DENNING & COMPANY LLC
Private Equity Advisory

February 11, 2019

SEA 15c3-3 Exemption Report

I, Paul F. Denning, CEO of Denning & Company LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;
2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2018 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Paul F. Denning, CEO
February 11th 2019

150 California Street, Suite 650 • San Francisco, CA 94111
Tel: 415.399.3939 • Fax: 415.399.3942
Member FINRA